Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
2228 South Fraser Street
Unit I
Aurora, Colorado 80014

September 17, 2008

Securities and Exchange Commission

Re: Mach One Corporation

Under the terms of the settlement entered into with the Colorado State Board of Accountancy, during the probationary time period that I am currently in, all audit reports through me or my office must be concurrently reviewed by a Board approved reviewer.

I have worked closely with Mach One Corporation throughout their lengthy registration process and have reviewed each of the changes by management made in response to SEC comments on their S-1 registration as amended.

I have also done new audits of those periods that changed in response to comments.

I confirm to you that each reissuance of my audit report as filed in Mach One’s S-1 registration as amended meet the terms of the stipulation in my settlement with the Colorado State Board of Accountancy requiring concurrent review.

Larry O’Donnell, CPA, P.C.

Larry O'Donnell, CPA, P.C.

September 17, 2008